Maalot

S&P Global Ratings

Elbit Systems Ltd.

June **2**, 2022

Primary Credit Analyst:

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Additional Contact:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on June *2*, 2022, the Hebrew version shall apply.

Table of Contents

Overview....3
Outlook....4
Downside Scenario....4
Upside Scenario....4
Base Case Scenario....4
Key Assumptions....4
Key Metrics....5
Base Case Projections....5
Company Description....5
Business Risk....6
Financial Risk....7
Liquidity....8
Debt Maturities....9
Covenant Analysis....9
Modifiers....9
Environmental, Social, And Governance....9
ESG Credit Indicators....9
Issue Ratings--Subordination Risk Analysis....10
Capital structure....10
Analytical conclusions....10

1 | June 2, 2022 Rating Affirmation

Elbit Systems Ltd. June 2, 2022 www.maalot.co.il ׀ 2 Reconciliation ................................................................................................................................... 10 Related Criteria And Research ......................................................................................................... 11 Ratings List ....................................................................................................................................... 12

Elbit Systems Ltd. June 2, 2022 www.maalot.co.il ׀ 3 Elbit Systems Ltd. Issuer Rating Affirmed ilAA/Stable Overview Key Strengths Key Risks • Large order backlog (about $13.7 billion), equivalent to about 2-2.5 years of revenues. • Advanced technological capabilities developing systems with a technological advantage over competitors. • Maintaining balanced international geographic diversification of revenues. • Most of the Company's products are sold to the defense sector, which provides better revenue stability and visibility than the civilian sector. • Dependence on international defense budgets. • Lower revenue and EBITDA compared with global peers. • Extensive R&D investments required to maintain technological advantage. • Limited transparency given the nature of the Company's defense activity and absence of a public financial policy. At the end of Q1 2022, Elbit Systems Ltd. (“Elbit” or “the Company”)’s backlog was about $13.7 billion. We estimate that by year-end 2022 the Company's backlog will increase to about $14 billion following orders it has secured, including with the U.S. Marines, countries in Asia-Pacific, the Royal Swedish Navy, the British Royal Air Force and Navy, South Korea and South American countries. The backlog provides relatively good revenue visibility for a period of up to 2.5 years. The Company's revenues have increased, as have its expenses. In the first quarter of 2022, the Company posted revenues of about $1.35 billion, an increase of about 21% compared to the corresponding quarter last year, mainly due to organic growth and the merger of Sparton Corporation ("Sparton"). At the same time, the Company's total expenses grew due to expenses related to the Company’s stock-price linked compensation plan for employees, leading to a decrease of about 30% in operating profit to about $58.6 million. We believe that in 2022 the Company will maintain an EBITDA margin of about 12%-12.5%. We do not expect the expenditure structure to materially change. R&D expenditure will grow slightly to enable future value creation. We anticipate that in the next two years there may be significant transactions and acquisitions of about $100 million - $200 million, due to opportunities in the defense industry that are positively affected by the Russian-Ukraine conflict and the expected increase in neighboring European countries’ defense budgets.

Elbit Systems Ltd. June 2, 2022 www.maalot.co.il ׀ 4 Outlook The stable outlook reflects our assessment that in the next 12-24 months Elbit will maintain its strong business position, including R&D capabilities, and a large backlog. We expect the Company to maintain adjusted financial ratios FFO (funds from operations)/debt of about 20%-30% and debt/EBITDA of about 3.0x-4.0x. Our expectations are underpinned by good revenue and cash flow visibility from the Company’s current backlog. Downside Scenario We may consider a negative rating action if the Company’s financial ratios deteriorate, or if its free operating cash flow (FOCF) to debt consistently drops below 10%. This could happen if the Company’s backlog diminished or if its quality deteriorated without a parallel adjustment in its cost structure, such that the adjusted EBITDA margin drops to about 5%. Upside Scenario We may consider a positive rating action if we estimate that the Company can consistently maintain an adjusted FFO to debt ratio above 30% and an FOCF to debt ratio above 15%, while maintaining its competitive advantage vis-à-vis global peers and continuing to expand its revenue base and improving its adjusted EBITDA margin. Base Case Scenario Key Assumptions • Backlog will increase to about $14 billion at year-end 2022 following orders secured with the U.S. Marines, countries in Asia-Pacific, the Royal Swedish Navy, the British Royal Air Force and Navy, South Korea and South American countries. • About 4%-4.5% revenue growth in 2022, mainly due to organic growth as well as the consolidation of full-year operations of Sparton and Rokar. • Adjusted EBITDA margin of about 12%-12.5% in the next two years. We do not expect the expenditure structure to materially change. The burden of retirement obligations will remain high, and R&D expenditures will grow slightly to enable future value creation. • Optional M&A activity of about $100 million - $200 million in the next two years. • Annual dividend distribution of about $90 million in the next two years.

Elbit Systems Ltd.

Key Metrics

Financial Metric	2021A	2022E	2023E
FFO/debt	34.1%	30%-40%	30%-40%
FOCF/debt	16.8%	15%-25%	15%-25%
Debt/EBITDA	2.6x	2.2x-2.8x	2.2x-2.8x

A - actual. E - expected.

Base Case Projections

Maintaining profitability rates

We forecast about 4%-4.5% revenue growth in 2022, mainly due to organic growth as well as the consolidation of full-year operations of Sparton and Rokar. This is based on a backlog of about $13.7 billion expected to increase to about $14 billion at year-end, providing good revenue visibility for 2-2.5 years. On the other hand, we expect a slight decrease in profitability in 2022 due to R&D, marketing and sales costs and other expenses, alongside the effects of the dollar exchange rate. Overall, we believe that in the next two years, Elbit will maintain a stable EBITDA margin of about 12%-12.5%.

Opportunities for material transactions and mergers and acquisitions

Based on the Company's proven experience in mergers and acquisitions since the early 2000s, we estimate that it will continue to implement its long-term strategy for geographical balance alongside international revenue diversification, while focusing on emerging and similar markets and expanding its technology portfolio. Geopolitical changes occurred in recent months due to the military conflict between Russia and Ukraine. We expect the defense industry will be positively affected by the situation and by security threats in Western countries, through an increase in European countries' defense budgets in upcoming years. This will create opportunities for material transactions and mergers and acquisitions of defense technology companies in Europe that we believe the Company will take advantage of. We therefore believe M&A activity of about $100 million - $200 million may occur in the next two years.

Company Description

Elbit Systems Ltd. is an international technological company developing, manufacturing and marketing advanced airborne, land, naval and space systems for defense, homeland security and commercial applications. The Company operates according to a synergistic business model that provides its customers with advanced and integrated technological solutions designed for application in four major business lines: airborne systems, C4ISR systems, land systems and electro-optic systems. The

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Elbit Systems Ltd. June 2, 2022 www.maalot.co.il ׀ 6 Company's shares are traded on the Tel Aviv Stock Exchange and on NASDAQ. The controlling shareholder is Federman Enterprises Ltd. (approximately 44.2% directly and indirectly), whose controlling shareholder is Mr. Michael Federman. The remaining shares are held by the public. Business Risk Elbit’s business risk profile is underpinned by its strong business position as developer and producer of technologically advanced systems compared with peers. In addition, Elbit has extensive global operations compared with peers, including operations in the growing U.S. market, and provides key essential technological solutions to the Israeli Ministry of Defense. Elbit’s large backlog provides good revenue visibility for the next 2-2.5 years, thus supporting its business risk profile. Over the years, the Company has maintained wide geographical spread alongside revenue growth. Figure 1: Revenue Distribution by Geographical Location (2021) Figure 2: Revenue Distribution by Major Customers (2021) North America, 31% Israel, 21% Latin America, 2% Europe, 17% Asia-Pacific, 27% Other, 2% IMOD, 18% U.S. Government, 21% Others, 61%

Elbit Systems Ltd. June 2, 2022 www.maalot.co.il ׀ 7 Elbit engaged in successful mergers and acquisitions while expanding its advance technological capabilities in several fields of operations such as artillery, cyber security, night vision, soft and hard defense systems and laser protection systems, considered as an innovative field in the industry. The Company integrates its fields of operations in order to supply its clients with unique integrated technological solutions. Most of the Company's products target the growing defense sector, which provides better revenue stability and visibility than the civilian sector. Elbit also benefits from high barriers to entry into the defense industry, which are based on training and system integration costs and the high cost of spare parts, which create high customer loyalty. These advantages are somewhat mitigated by high dependence on international defense budgets, by lower revenues and EBITDA compared with global peers, and by the need to continue extensively investing in research and development in order to maintain a technological advantage. Figure 3: The Company's 2021 Revenues for 2021 by Business Lines: Financial Risk The Company’s financial risk profile reflects a medium leverage level, as reflected in adjusted FFO to debt of about 34% and in adjusted debt to EBITDA of about 2.6x in 2021. The Company's adjusted EBITDA was about $677 million in 2021, an increase of about 26.5% compared to 2020. Most of the increase was due to organic growth and to the significant acquisition of Sparton. The Company's adjusted debt at year-end 2021 was about $1.78 billion due to bond series issuances of about $600 million. We expect the Company to maintain coverage ratios well within the range commensurate with the current rating in the next two years. Airborne Systems, 38% Land Systems, 24% C4ISR Systems, 26% Electro-Optic Systems, 9% Other, 3%

Elbit Systems Ltd.

Table 1.

Israel Corp. Ltd. – Financial Summary (Mil. $)

Industry Sector: Aerospace & Defense

	2021	2020	2019	2018
Revenue	5,278.5	4,662.6	4,508.4	3,683.7
EBITDA	676.8	534.9	519.1	453.7
Funds from operations (FFO)	606.1	458.0	459.9	382.9
Interest expense	37.7	36.5	45.5	42.3
Cash interest paid	32.5	32.6	46.3	44.3
Cash flow from operations	487.7	345.7	13.5	243.2
Capital expenditure	188.6	132.2	137.6	102.3
Free operating cash flow (FOCF)	299.0	213.5	(124.1)	140.9
Discretionary cash flow (DCF)	219.9	135.3	(186.7)	65.6
Cash and short-term investments	260.2	280.3	223.3	224.9
Gross available cash	260.2	280.3	223.3	224.9
Debt	1,778.0	1,552.8	1,601.4	1,321.3
Equity	2,546.3	2,231.4	2,159.8	1,854.4
Adjusted ratios				
EBITDA margin (%)	12.8	11.5	11.5	12.3
Return on capital (%)	11.0	8.4	8.6	8.1
EBITDA interest coverage (x)	17.9	14.7	11.4	10.7
FFO cash interest coverage (x)	19.7	15.0	10.9	9.6
Debt/EBITDA (x)	2.6	2.9	3.1	2.9
FFO/debt (%)	34.1	29.5	28.7	29.0
Cash flow from operations/debt (%)	27.4	22.3	0.8	18.4
FOCF/debt (%)	16.8	13.8	(7.7)	10.7
DCF/debt (%)	12.4	8.7	(11.7)	5.0

Liquidity

According to our criteria, the Company's liquidity is "strong". We expect the ratio between the Company's sources and uses in the 12 months starting April 1, 2022, to exceed 1.5x. This assessment is based on cash and liquid investments, on steady operating cash flow and proceeds from asset sales, in particular Ashot, against debt maturity payments, volatile working capital needs, capital investments, acquisitions and annual dividend distribution. The Company has good financial flexibility, reflected in access to the local market and to banks and financial institutions with which it has been working for several years.

Following are the Company's main sources and uses for the 12 months starting April 1, 2022:

8 | June 2, 2022 www.maalot.co.il

Elbit Systems Ltd.

Principal Liquidity Sources	Principal Liquidity Uses
• Cash and cash equivalents of about $275 million. • Cash FFO of about $500 million - $550 million. • Proceeds from asset sales of about $105 million.	• Debt maturities repayment of about $80 million. • Working capital needs of about $100 million. • Capital expenditure of about $140 million - $150 million. • Acquisitions of about $150 million. • Dividend distribution of about $90 million.

Debt Maturities

Year	2022	2023	2024	2025	2026 onwards
Maturities (Mil $)	105	75	120	120	560

Covenant Analysis

The Company has several covenants vis-à-vis banks and bond holders, mainly maintaining net financial debt of up to 50% of the balance sheet and minimum equity of $800 million. We understand that, as of March 31, 2022, the Company had sufficient headroom on its financial covenants. We expect the Company to maintain sufficient headroom on all covenants in the medium term.

Modifiers

Diversification/portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management and governance: Neutral

Comparable ratings analysis: Neutral

Environmental, Social, And Governance

ESG Credit Indicators

ESG Credit Indicator	E-2	S-2	G-2
ESG factor	Not relevant	Not relevant	Not relevant

ESG credit indicators provide additional disclosure and transparency at the issuer level, and reflect our assessment of the impact of environmental, social and corporate governance factors on our credit rating analysis. ESG indicators are not a credit rating, a sustainability rating or an ESG Evaluation. The factors' effect is expressed on a scale of 1 to 5, where 1 = positive effect, 2 = neutral, 3 = moderately negative effect, 4 = negative effect, and 5 = very negative effect. For additional information see ESG Credit Indicator Definitions And Application, published on October 13, 2021.

ESG factors have an overall neutral influence on our credit analysis of Elbit Systems Ltd.

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Elbit Systems Ltd.

Issue Ratings – Subordination Risk Analysis

Capital structure

Elbit's capital structure currently includes debt from banks and financial institutions amounting to about $390 million, and unsecured senior bonds totaling about $600 million.

Analytical conclusions

We rate the senior unsecured bonds of about $600 million 'ilAA', identical to the issuer rating, as we believe the subordination risk in this capital structure is negligible.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the financial statements which we use to calculate financial ratios. The main adjustments we made to Elbit Systems Ltd.'s consolidated data for 2021 are as follows:

- Deducting available cash and cash equivalents, as we define it, from reported financial debt.
- Adding pension liabilities to reported financial debt.
- Adding liabilities due to the acquisition of IMI Systems to reported financial debt.

Table 2.

Elbit Systems Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. $) for the Fiscel Year Ended Dec 31, 2021

	Debt	Shareholders' equity	EBITDA	Operating income	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations
Reported Amounts	991.3	2,531.6	571.6	418.5	24.3	676.8	416.9
S&P Global Ratings adjustments							
Cash taxes paid	--	--	--	--	--	(38.2)	--
Cash interest paid	--	--	--	--	--	(19.0)	--
Reported lease liabilities	463.4	--	--	--	--	--	--
Operating leases	--	--	84.2	13.5	13.5	(13.5)	70.7
Postretirement benefit obligations/deferred compensation	553.9	--	--	--	--	--	--
Accessible cash and liquid investments	(260.2)	--	--	--	--	--	--
Share-based compensation expense	--	--	5.3	--	--	--	--
Dividends received from equity investments	--	--	30.3	--	--	--	--
Nonoperating income (expense)	--	--	--	30.3	--	--	--
Noncontrolling interest/minority interest	--	14.6	--	--	--	--	--

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Elbit Systems Ltd.

	Debt	Shareholders' equity	EBITDA	Operating income	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations
Debt: Contingent considerations	34.3	--	--	--	--	--	--
Debt: Earnouts and deferred consideration for business acquisitions	54.3	--	--	--	--	--	--
Debt: Government cost recovery (defense sector)	(59.0)	--	--	--	--	--	--
EBITDA: Gain/(loss) on disposals of PP&E	--	--	(14.7)	(14.7)	--	--	--
Total adjustments	786.7	14.6	105.2	29.1	13.5	(70.6)	70.7

S&P Global Ratings adjusted amounts

	Debt	Equity	EBITDA	EBIT	Interest expense	Funds from operations	Cash flow from operations
Adjusted	1,778.0	2,546.3	676.8	447.7	37.7	606.1	487.7

Related Criteria And Research

- Principles Of Credit Ratings, February 16, 2011
- Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012
- Methodology: Industry Risk, November 19, 2013
- Country Risk Assessment Methodology And Assumptions, November 19, 2013
- Corporate Methodology, November 19, 2013
- Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014
- Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018
- Methodology For National And Regional Scale Credit Ratings, June 25, 2018
- Corporate Methodology: Ratios And Adjustments, April 1, 2019
- Group Rating Methodology, July 1, 2019
- Environmental, Social, And Governance Principles In Credit Ratings, October 10, 2021
- S&P Global Ratings Definitions, November 10, 2021

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Elbit Systems Ltd. June 2, 2022 www.maalot.co.il ׀ 12 Ratings List Elbit Systems Ltd. Rating Date when the rating was first published Last date when the rating was updated Issuer rating(s) Long term ilAA/Stable 15/06/2021 15/06/2021 Issue rating(s) Senior Unsecured Debt Series B,C,D ilAA 15/06/2021 15/06/2021 Issuer Credit Rating history Long term June 15, 2021 ilAA/Stable Additional details Time of the event 02/06/2022 09:00 Time when the event was learned of 02/06/2022 09:00 Rating requested by Issuer

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